UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment no. ______)*

_C & D Technologies, Inc. (formerly Charter Power Systems, Inc.
(Name of Issuer)


__Common_______________________________________________________
(Title of Class of Securities)


161322-10-2_________________
(CUSIP Number)


Check the following box if a fee is being paid with this statement___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

REGULATION OF INVESTMENT ADVISERS

CUSIP No. __161322-10-2__________


 1.	NAME OF REPORTING PERSON:

	Paradigm Capital Management
	9 Elk Street, Albany, NY  12207

	C & D Technologies, Inc. (formerly Charter Power, Inc.)
	1400 Union Meeting Road, P. O. Box 3053
	Blue Bell, PA  19422-0858

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

 2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

              (a)
              (b)

 3.	SEC USE ONLY:


 4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A. - New York State Coirporation
 5.	SOLE VOTING POWER

 6.	SHARED VOTING POWER

 7.	SOLE DISPOSITIVE POWER
	426,400

 8.	SHARED DISPOSITIVE POWER

 9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	426,400

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (8) EXCLUDES
	CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	6.934%

12.	TYPE OF REPORTING PERSON*
	Registered Investment Advisor

Certification: I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the efffect of changing of influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquity to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Peter E. Bulger
Senior Vice President
March 5, 1998